Exhibit 21.1

List of Subsidiaries of Tableau Software, Inc.

Subsidiary	Incorporation
Tableau Japan K.K.	Japan
Tableau Canada Co.	Canada
Tableau Ireland Company	Ireland
Tableau Software UK Limited	United Kingdom
Tableau Germany GmbH	Germany
Tableau Asia Pacific Pte. Ltd	Singapore
Tableau Holdings Company	Ireland